AMERICAN BRIVISION (HOLDING) CORPORATION

44370 Old Warm Springs Blvd.,

Fremont, CA 94538

August 7, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jeffrey Gabor and Erin Jaskot

Re: American BriVision (Holding) Corporation

Registration Statement on Form S-1/A

Submitted on August 6, 2019

File No. 333-228387

Dear Mr. Gabor and Ms. Jaskot:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, American BriVision (Holding) Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Standard Time, on August 7, 2019, or as soon thereafter as possible.

American BriVision (Holding) Corporation

By:	/s/ Eugene Jiang
Name:	Eugene Jiang
Title:	Interim Chief Financial Officer